Mail Stop 0510

      May 5, 2005

Via U.S. mail and facsimile

Jim W. Perry, President and Chief Executive Officer
Waste Industries USA, Inc.
3301 Benson Drive, Suite 601
Raleigh, NC  27609

	RE:	Form 10-K for the fiscal year ended December 31, 2004
			File No. 0-31050


Dear Mr. Perry:

		We have reviewed this filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.








FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Comment applicable to your overall filing
1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings beginning, to the extent practical, with your Form 10-Q for the quarter ended March 31, 2005.

Item 1. Business

Contract Program, page 8
2. Your disclosure states that you currently have 221 municipal contracts that represent approximately $79.0 million of revenue annually. Please expand your disclosure to discuss the types of contracts you enter into and the general terms of these contracts. Additionally, you disclosed on page 27 that your ability to pass on cost increases can be limited by the terms of your contracts. Please disclose the types of costs you are able and unable to pass on to your customers. If the costs you are unable to pass along to your customers are significant, please include a discussion regarding them in your MD&A.

Landfill Capping, Closure and Post-Closure Costs, page 13
3. Your disclosure on page 11 in your Form 10-K for the year ended December 31, 2003 stated that your estimated total costs for capping, final closure of your operating facilities and post-closure monitoring costs were $90.0 million. Your balance sheet at that date reflected a liability of $6.2 million. However, your current disclosure indicates that you now estimate these costs to be $5.3 million, as shown in note 7. Please expand your disclosure here and in the remainder of your document to discuss the facts and circumstances that lead to the apparent $84.7 million decrease in your estimate for these costs. Please provide us with your computations that adjust the gross amount of $90.0 million to $6.2 million reflected in the December 31, 2003 balance sheet.








Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Results of Operations, page 31
4. You have disclosed in note 2 to the financial statements numerous transactions relating to acquisitions and dispositions. In future filings, please revise your MD&A to disclose separately the impact the acquisitions and dispositions had on revenue, expenses, and earnings in the year in which the acquisitions or dispositions occurred and in the succeeding year.

Liquidity and Capital Resources, page 35
5. You disclosed on page 25 that revenue attributable to your recycling services was 2% of revenue for each of the periods 2004, 2003, and 2002. On page 10 you stated that you believe recycling will continue to be an important component of local and state waste management plans as a result of the public`s increasing environmental awareness and expanding regulations mandating or encouraging waste recycling. Based on this, if material please expand your disclosure to discuss your expectations of future revenue relating to this revenue stream, including, but not limited to how it has or may impact the following:
* results of operations,
* cash flows, and
* capital expenditures.
6. You disclosed on page 10 that you have increased efforts to win additional contracts to manage comprehensive disposal services for large corporations and municipalities. Please expand your disclosure to discuss the effects your increased efforts have had and the impact you reasonably expect these efforts to have on your results of operations and cash flows.
7. You disclosed that you could not determine what your capital expenditures would be for 2005 due to a number of factors. Although estimates relating to your planned expenditures may change, please expand your disclosure to provide your best estimate regarding the proposed amounts you expect to pay in 2005 relating to the following:
* capital expenditures and
* landfill capping, closure and post-closure costs.
Discussions in your liquidity section of future Form 10-Q filings should be used to address significant changes to forecasts relating to these expenditures. Refer to Item 303(a)(2).


Item 8. Financial Statements and Supplementary Data
8. Your Item 9A disclosure indicates that Deloitte & Touche LLP noted reportable conditions relating to inadequate analysis of deferred income tax balances and changes in your income tax provision and inadequate accounting for lease agreements including capitalization and expense recognition. Please tell us what effects these reportable conditions had on your current and prior financial statements. In your response, please include amounts recorded in the current year relating to prior years and the corresponding line items these amounts were recorded to in your financial statements.

Statements of Cash Flows, page F-6
9. Please present the cash inflows and outflows related to operating assets and liabilities and other noncurrent assets and liabilities on a gross basis. Otherwise, please explain to us how they meet the criteria in SFAS 95 for netting. Only cash flows stemming from investments, loans and debt with original maturities of three months or less may be reported on a net basis.

1. Basis of Presentation and Accounting Policies

r. Revenue Recognition and Deferred Revenue, page F-13
10. You disclosed on page 27 that your long-term sold waste collection contracts typically contain a formula, generally based on a predetermined published price index, for automatic adjustment of fees. Please expand your disclosure to discuss the accounting treatment and guidance you used relating to these increases and the effects it had on revenue recognition. Additionally, you disclosed that your ability to pass on cost increases can be limited by the terms of your contracts. Please also expand your disclosure to discuss your policy and accounting treatment for contracts in which a loss exists, including how these are identified and when these losses are recorded.

2. Business Acquisitions and Disposition, page F-15
11. Please provide us with further information regarding the transactions with Allied Waste Industries on August 1, 2003 and Waste
Connections on December 1, 2004 including, but not limited to the following for each of the transactions:
* a full description of each transaction,
* a summary of the conclusions of the third party evaluations, and
* information that supports and explains in greater detail your
o allocation of purchase price and
o allocation of disposal costs.
12. You disclosed on page F-18 that the unaudited pro forma
results
of operations include the preceding transactions described within the
note.  Please revise your disclosure to include in which
acquisitions
are included in each year presented. Also, please clarify how you reflected the dispositions described on pages F-15 and F-16 in your pro forma results of operations.  Refer to paragraph 54 of SFAS
141
and SFAS 144.

3. Property and Equipment, page F-18
13. Please expand your disclosure to separately disclose the amounts relating to the following:
* containers and
* collection vehicles.
Please also include in your disclosure and in Item 2. whether you own or lease the collection vehicles.

4. Intangible Assets, page F-19
14. Please provide us with an analysis of your goodwill balance, which includes the following:
* the date of the acquisition,
* the name of the company acquired,
* the amount of goodwill recorded, and
* the total purchase price related to the acquisition.
15. Your net carrying value of your other intangible assets
totaled
$4.2 million as of December 31, 2003.  In addition, your
disclosure
indicates that the fair value of other intangible assets acquired during 2004 totaled $1.5 million and assets disposed of totaled $2.6 million. Amortization expense for 2004 totaled $0.8 million and the net carrying value of your other intangible assets totaled $4.8 million as of December 31, 2004. Please expand your disclosure to discuss the nature of the remaining $2.5 million.

5. Long-Term Debt, page F-20
16. You disclosed your debt facilities require you to maintain certain financial ratios and limit your capital expenditures and indebtedness. Please expand your disclosure to indicate whether you were in compliance with these debt covenants for each of the periods presented.




Item 9A. Controls and Procedures, page 41
17. You disclosed that Deloitte & Touche LLP noted matters involving your internal controls to be reportable conditions and together a material weakness. Please expand your disclosure to discuss how these internal controls affected your disclosure controls. Please also disclose what changes you have made to your disclosure controls as a result of the reportable conditions discussed above.

Cover
18. The cover page of your Form 10-K shows Commission File No. 0-22417. That is the file number of Waste Industries, Inc., which filed a Form 15 on April 23, 2001. The correct file number for Waste
Industries USA, Inc. is 0-31050. Please use the correct file number in all future filings.

*    *    *    *

      Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Meagan Caldwell, Staff Accountant, at (202) 824-
5578
or, in her absence, Nathan Cheney, Assistant Chief Accountant, at
(202)942-1804.

							Sincerely,


							Rufus Decker
							Accounting Branch Chief


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Mr. Jim W. Perry
May 5, 2005
Page 1 of 7




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE